TELEFAX

Danske Bank

Debt Capital Markets
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

22 August 2002

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	37

Please contact us immediately if you do not receive all the pages

Message:

Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the press release and the Half-year report 2002 for Danske Bank Group.

Yours faithfully,

Danske Bank
Debt Capital Markets

dlw 9/4

Outlook for 2002

The first half of 2002 saw sluggish growth in the world economy, and diving equity prices are causing concern in the business environment and among consumers. This trend has reduced the volume in the capital markets and put a damper on demand for financial services. There is still considerable uncertainty about the timing and strength of the economic recovery and its effect on the Group's principal markets in northern Europe. The Group no longer expects to see a substantial improvement in market conditions this year.

For the year as a whole, the total core income of Danske Bank Group may therefore be moderately lower than the core income generated in 2001.

Group expenses will fall in 2002. The declining expenses are a result of realised merger synergies and other savings. Danske Bank expects the fall in the cost/core income ratio to continue. Sliding income may, however, mean that the cost/core income ratio will remain the same as in the first half of the year, at around 55%.

Provisioning levels will be influenced by overall economic conditions. Despite weak economic growth, provisions for the first half of 2002 were slightly smaller than expected. The Group believes that the quality of its loan portfolio is satisfactory, the economic stagnation notwithstanding. Therefore, the expectation is that the provisioning ratio will remain relatively low.

In view of the cost reductions made, the Group expects a slight increase in core earnings from the level recorded in 2001.

As in previous years, earnings from investment portfolios in the banking and insurance businesses will depend greatly on developments in the financial markets, including the level of securities prices at year-end.

The Group expects its tax charge, including the tax on loan loss reserves, to be 28% of pre-tax profit.

Copenhagen, August 22, 2002

Danske Bank A/S
Holmens Kanal 2-12
DK-1092 København K
CVR-Nr. 61 12 62 28
www.danskebank.com

Danske Bank Group

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Full year 2001
Net interest income, excluding earnings from investment portfolios	4,409	4,473	4,472	4,716	4,494	18,051
Fee and commission income, net	1,572	1,569	1,629	1,404	1,671	6,265
Trading income	230	29	324	389	392	1,597
Other core income	250	373	346	231	379	1,171
Core insurance earnings	304	301	266	281	336	1,223
Total core income	6,765	6,745	7,037	7,021	7,272	28,307
Operating expenses and depreciation	3,821	3,683	4,069	3,971	4,351	16,275
Core earnings before provisions	2,944	3,062	2,968	3,050	2,921	12,032
Provisions for bad and doubtful debts	254	386	698	389	363	1,752
Core earnings	2,690	2,676	2,270	2,661	2,558	10,280
Profit on sale of subsidiaries	0	0	6	-	78	240
Earnings from investment portfolios	607	95	205	133	170	870
Profit before tax	3,297	2,771	2,481	2,794	2,806	11,390
Tax	899	835	752	165	810	2,677
Net profit for the period	2,398	1,936	1,729	2,629	1,996	8,713
Of which minority interests	-	-	-	-	1	-

BALANCE-SHEET HIGHLIGHTS (DKr bn)						
Bank loans and advances	485	494	476	467	481	476
Mortgage loans	458	454	448	438	431	448
Bonds and shares	324	312	356	266	254	356
Due to credit institutions and central banks	274	270	241	249	256	241
Deposits	412	434	400	384	394	400
Issued bonds	621	623	673	571	555	673
Subordinated debt	31	35	32	32	34	32
Shareholders' equity	60	60	57	59	56	57
Total assets	1,566	1,554	1,539	1,438	1,420	1,539

Profit and loss account for the six months ended June 30

Note	(DKr m)	DANSKE BANK GROUP 2002	DANSKE BANK GROUP 2001	DANSKE BANK 2002	DANSKE BANK 2001
2,9	Interest income	35,042	40,668	18,271	23,394
3	Interest expense	25,587	31,711	11,441	16,971
	Net interest income	9,455	8,957	6,830	6,423
9	Dividends from shares, etc.	170	357	141	292
4,9	Fee and commission income	3,820	4,052	3,281	3,692
	Fees and commissions paid	697	833	559	713
	Net interest and fee income	12,748	12,533	9,673	9,694
5,9	Securities and foreign exchange income	580	1,027	470	864
9	Other operating income	617	705	453	541
6	Staff costs and administrative expenses	7,290	7,832	5,665	6,291
	Amortisation and depreciation	277	462	238	411
	Other operating expenses	8	5	2	1
	Provisions for bad and doubtful debts	840	665	611	799
7	Income from associated and subsidiary undertakings	338	814	1,988	2,517
	Profit before tax	6,068	6,115	6,068	6,114
8	Tax	1,734	1,760	1,734	1,760
	Net profit for the period	4,334	4,355	4,334	4,354
	Attributable to minority interests	-	1	-	-

Balance sheet at June 30

Note	(DKr m)	DANSKE BANK GROUP 2002	DANSKE BANK GROUP 2001	DANSKE BANK 2002	DANSKE BANK 2001
	ASSETS				
	Cash in hand and demand deposits with central banks	10,228	4,703	7,721	3,615
10	Due from credit institutions and deposits with central banks	165,837	141,836	182,171	156,806
11,12	Loans and advances	943,037	912,658	416,792	415,962
	Bonds	311,685	237,963	295,346	219,557
	Shares, etc.	12,051	15,736	11,284	15,139
	Holdings in associated undertakings, etc.	1,637	1,437	1,207	955
	Holdings in subsidiary undertakings	10,970	9,163	43,213	38,060
	Tangible assets	6,342	6,659	4,870	5,157
13	Own shares	956	1,087	956	1,007
	Other assets	101,781	88,056	102,341	86,548
	Prepayments	993	1,185	836	1,095
	Total assets	1,565,517	1,420,483	1,066,837	943,901
	LIABILITIES				
	Due to credit institutions and central banks	273,853	255,592	298,330	272,787
14	Deposits	411,869	394,053	380,726	368,166
15	Issued bonds	621,123	554,992	141,501	100,276
	Other liabilities	166,138	122,106	157,683	111,556
	Deferred income	587	495	521	449
16	Provisions for obligations	1,486	2,787	369	1,617
17	Subordinated debt	30,611	34,218	29,866	32,819
	Minority interests	8	9	-	-
	Shareholders' equity	59,841	56,231	59,841	56,231
	Total liabilities	1,565,517	1,420,483	1,066,837	943,901
	OFF-BALANCE-SHEET ITEMS				
18	Guarantees, etc.	76,207	80,939	187,597	163,258
19	Other commitments	90,021	104,511	84,804	98,349
	Total off-balance-sheet items	166,228	185,450	272,401	261,607

Capital

MOVEMENTS IN THE CAPITAL OF DANSKE BANK IN THE FIRST HALF OF 2002 (DKr m)	Beginning of period	Capital increase	Capital reduction	Other additions	Other disposals	End of period
Share capital	7,320	-	-	-	-	7,320
Share premium account	1,227	-	-1,227	-	-	0
Reserve for own shares	810	-	-	146	-	956
Revaluation reserve	50	-	-	-	-	50
Profit brought forward	47,684	-	1,227	5,750	-3,146	51,515
Total shareholders' equity	57,091	-	0	5,896	-3,146	59,841

The share capital is made up of 732,000,000 shares of DKr10, totalling DKr7,320m. All shares carry the same rights. Consequently, there is only one class of shares. The average number of outstanding shares was 727,079,565 in the first half of 2002. At the end of the first half of 2002, the number of outstanding shares stood at 711,675,849.

MOVEMENTS IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS (DKr m)	DANSKE BANK GROUP 2002	2001
Shareholders' equity at January 1	57,091	50,906
One-off adjustment regarding insurance activities	1,407	-
Capital increase	-	1,321
Capital reduction on repurchase of own shares	-3,000	-
Net profit for the period	4,334	4,354
Goodwill fully written off at the time of acquisition	9	-350
Shareholders' equity at June 30	59,841	56,231
Minority interests at January 1	10	983
Foreign exchange revaluation	-1	-
Net profit for the period	-	1
Redemption of minority interests	-	975
Minority interests at June 30	9	9

SOLVENCY (DKr m)	DANSKE BANK GROUP 2002	2001	DANSKE BANK 2002	2001
Core capital, less statutory deductions	53,446	50,294	54,292	50,310
Eligible subordinated debt and revaluation reserve	28,799	30,903	28,255	30,261
Statutory deduction for insurance subsidiaries	-6,292	-5,887	-6,285	5,883
Other statutory deductions	-436	-262	-436	-261
Supplementary capital, less statutory deductions	22,071	24,754	21,534	24,117
Total capital base, less statutory deductions	75,517	75,048	75,826	74,427
Weighted items				
not included in trading portfolio	694,152	700,215	476,816	497,117
with market risk included in trading portfolio	73,441	88,353	72,276	86,268
Total weighted items	767,593	788,568	549,092	583,385
Core (tier 1) capital ratio, %	6.96	6.38	9.89	8.62
Solvency ratio, %	9.84	9.52	13.81	12.76
Statutory minimum solvency requirement, %	8.00	8.00	8.00	8.00

The solvency ratio is calculated in accordance with the rules on capital adequacy for banks and certain credit institutions. The rules also stipulate that the Group's insurance subsidiaries are not to be consolidated into the Group accounts. Hence, the solvency margin of these companies is deducted from the Group's capital base before the capital base is included in the calculation of its solvency ratio. The consequent reduction in the solvency ratio is 0.8 percentage points for 2002 (0.7 percentage points at the end of 2001).

Notes to the profit and loss account

CORE EARNINGS AND EARNINGS FROM INVESTMENT PORTFOLIOS OF THE DANSKE BANK GROUP AND THE OFFICIAL PRESENTATION OF ACCOUNTS

		First half 2002			
Note	(DKr m)	Core earnings	Profit on sale	Earnings from investment portfolios	Total *)
1	Net interest income	8,882		573	9,455
	Dividends from shares, etc.	109		61	170
	Fee and commission income	3,141		-18	3,123
	Net interest and fee income	12,132		616	12,748
	Securities and foreign exchange income	259		321	580
	Other operating income	514		103	617
	Staff costs and administrative expenses	7,219		71	7,290
	Amortisation and depreciation	277		-	277
	Other operating expenses	8		-	8
	Provisions for bad and doubtful debts	640		-	640
	Income from associated and subsidiary undertakings	605		-267	338
	Profit before tax	5,366	0	702	6,068

	First half 2001			
(DKr m)	Core earnings	Profit on sale	Earnings from investment portfolios	Total *)
Net interest income	8,863		94	8,957
Dividends from shares, etc.	123		234	357
Fee and commission income	3,232		-13	3,219
Net interest and fee income	12,218		315	12,533
Securities and foreign exchange income	884		143	1,027
Other operating income	471	234	-	705
Staff costs and administrative expenses	7,768		64	7,832
Amortisation and depreciation	462		-	462
Other operating expenses	5		-	5
Provisions for bad and doubtful debts	665		-	665
Income from associated and subsidiary undertakings	676		138	814
Profit before tax	5,349	234	532	6,115

*) The official presentation of accounts of the Danish Financial Supervisory Authority

Notes to the profit and loss account

Note	(DKr m)	DANSKE BANK GROUP 2002	DANSKE BANK GROUP 2001	DANSKE BANK 2002	DANSKE BANK 2001
2	**Interest income**				
	Repo transactions with central banks	48	18	33	15
	Central banks	567	636	483	390
	Repo transactions with credit institutions	1,430	1,579	1,496	1,611
	Credit institutions	1,182	1,616	1,019	2,003
	Mortgage loans	13,771	14,016	0	0
	Repo loans and advances	1,050	1,260	1,049	1,260
	Loans and advances	12,092	15,230	9,710	12,588
	Bonds	6,261	5,740	5,696	5,115
	Derivatives				
	Currency contracts	-1,148	419	-1,027	325
	Interest rate contracts	-286	109	-208	84
	Total derivatives	-1,434	528	-1,235	409
	Other interest income	75	45	20	3
	Total	35,042	40,668	18,271	23,394
3	**Interest expense**				
	Repo transactions with central banks	28	15	28	15
	Central banks	850	1,202	921	1,188
	Repo transactions with credit institutions	1,535	1,621	1,601	1,652
	Credit institutions	1,308	3,719	1,522	3,665
	Repo deposits	514	435	513	435
	Deposits	5,536	7,595	4,317	6,516
	Mortgage bonds issued	13,008	13,216	0	0
	Other bonds issued	1,819	2,733	1,718	2,510
	Subordinated debt	817	1,137	788	985
	Other interest expense	71	39	33	5
	Total	25,587	31,711	11,441	16,971
4	**Fee and commission income**				
	Guarantee commission	203	252	307	341
	Securities and custody commission	1,530	1,831	1,341	1,680
	Payment services	700	682	672	656
	Remortgaging and loan fees	709	655	447	473
	Other commissions	678	632	494	542
	Total	3,820	4,052	3,261	3,692

Notes to the profit and loss account

Note	(DKr m)	DANSKE BANK GROUP 2002	DANSKE BANK GROUP 2001	DANSKE BANK 2002	DANSKE BANK 2001
5	Securities and foreign exchange income				
	Bonds	217	213	191	137
	Shares	-1,426	-611	-1,415	-663
	Fixed rate loans and advances	85	59	77	38
	Foreign exchange income	-441	838	-473	800
	Derivatives				
	Currency contracts	-5	-9	-1	-13
	Interest rate contracts	-126	-106	-153	-69
	Equity contracts	332	263	291	263
	Other contracts	-26	-2	-17	-11
	Total derivatives	175	146	120	170
	Adjustment for pooled schemes	1,970	382	1,970	382
	Total	580	1,027	470	864
	Securities and foreign exchange income After adjustment for pooled schemes, Securities and foreign exchange income totals:				
	Bonds	277	375	251	339
	Shares	-177	14	-166	-153
	Fixed rate loans and advances	86	59	78	38
	Foreign exchange income	218	433	186	470
	Derivatives	176	146	121	170
	Total	580	1,027	470	864
6	Staff costs and administrative expenses				
	Salaries and remuneration of board of directors and executive board				
	Executive board	6	13	6	13
	Board of directors	5	5	5	5
	Total	11	18	11	18
	Staff costs				
	Wages and salaries	3,685	3,498	3,033	2,881
	Pension costs	390	345	341	290
	Financial services employer tax, etc.	426	677	357	625
	Total	4,501	4,520	3,731	3,796
	Other administrative expenses, gross	2,891	3,425	2,036	2,608
	Consideration for administrative services from non-consolidated subsidiaries has been deducted from other administrative expenses	-113	-131	-113	-131
	Other administrative expenses, net	2,778	3,294	1,923	2,477
	Total staff costs and administrative expenses	7,290	7,832	5,665	6,291

Notes to the profit and loss account

Note

6 (continued)

Equity-based incentive programme

The Group's equity-based incentive programme is based on value creation within the Group and includes share options, purchase rights to "conditional shares" and employee shares. The Group's senior executive management participates in the share option programme. A broad group of managers and specialists participate in the "conditional share" programme. The shares under this programme will be allocated as a portion of the bonus earned for 2002. The board of directors is not included in the equity-based incentive programme. The Group's senior executive management consists of 100 persons, whilst 500 persons constitute the broad group of managers or specialists.

Share options*)	Number						
	Executive board	Senior staff	Other employees	Total	Strike price	Market value (DKr m)	Exercise period
Allotted in 2001, beg.	139,050	637,900	0	776,950	152.89	23	2004-08
Cancellation	26,190	12,335	0	38,525	-	-2	-
Allotted in 2001, end	112,860	625,565	0	750,570	152.89	21	2004-08
Allotted in 2002	147,334	1,241,466	0	1,388,800	140.84	47	2005-09
Cancellation	0	8,000	0	8,000	-	-	-
Allotted in 2002, end	147,334	1,233,466	0	1,380,800	140.84	47	2005-09

Purchase rights to "conditional shares"							
Allotted in 2002, beg.	10,021	73,435	279,450	362,906		50	2005
Cancellation	0	474	830	1,304		-	-
Allotted in 2002, end	10,021	72,961	278,620	361,602		50	2005

*) Market value calculated according to the Black & Scholes formula

Note	(DKr m)	DANSKE BANK GROUP 2002	DANSKE BANK GROUP 2001	DANSKE BANK 2002	DANSKE BANK 2001
7	**Income from associated and subsidiary undertakings**				
	Income from associated undertakings, etc.	413	137	398	139
	Income before tax from subsidiary undertakings	-75	677	1,590	2,378
	Total	338	814	1,988	2,517
8	**Tax (minus denotes an income)**				
	The current tax rate of the Danske Bank Group	30	30	30	30
	Tax-exempt market value adjustment of shares, subsidiaries and associated undertakings, other non-taxable income and non-deductible expenses	-1	-1	-1	-1
	Effective tax rate	29	29	29	29

Notes to the profit and loss account

Note

9 **Geographical segments**

(DKr m)	Gross income 2002	Gross income 2001	Core earnings before provisions 2002	Core earnings before provisions 2001	Total assets 2002	Total assets 2001	Number of employees 2002	Number of employees 2001
Denmark	33,102	37,591	6,438	6,412	1,348,031	1,282,663	15,333	15,237
Finland	275	985	15	22	14,629	48,804	115	80
Germany	140	216	54	49	6,181	6,709	36	35
Hong Kong	0	394	0	46	27	1,171	0	33
Luxembourg	603	1,134	88	124	32,373	38,957	117	115
Norway	3,088	2,832	280	230	81,368	57,727	1,112	1,051
Poland	40	32	14	9	695	481	42	37
Singapore	0	265	0	21	0	587	0	18
Sweden	3,003	2,900	149	169	133,434	109,464	1,190	1,050
United Kingdom	2,384	3,656	476	467	112,689	134,576	202	179
United States	1,801	3,078	152	167	179,291	133,361	72	71
Eliminations	-4,008	-6,274	-1,660	-1,701	-343,264	-394,127	0	0

Geographical segmentation is based on the locations where the individual transactions are recorded. The figures for Denmark include funding costs related to investments in foreign activities.

Total gross income comprises interest income, dividends, fee and commission income, securities and foreign exchange income, net, and other operating income.

Notes to the balance sheet

Note	(DKr m)	DANSKE BANK GROUP 2002	DANSKE BANK GROUP 2001	DANSKE BANK 2002	DANSKE BANK 2001
10	**Due from credit institutions and deposits with central banks**				
	Repo transactions with central banks	1,692	207	987	125
	Other deposits with central banks	49,772	35,245	28,923	24,648
	Repo transactions with credit institutions	70,896	53,858	75,288	54,896
	Other amounts due from credit institutions	43,477	52,526	76,993	77,187
	Total	165,837	141,836	182,171	156,856
11	**Loans and advances**				
	Mortgage loans	458,567	431,254	-	-
	Repo loans and advances	81,340	61,088	81,340	61,068
	Leases	18,432	15,709	13,685	11,137
	Other loans and advances through foreign units	209,123	225,416	140,906	159,498
	Other loans and advances	175,575	179,191	180,861	184,259
	Total	943,037	912,658	416,792	415,962
12	**Accumulated provisions**				
	Provisions against loans, advances and guarantees at June 30	13,586	13,624	10,959	11,562
	Provisions at June 30 against amounts due from credit institutions and other items involving a credit risk	353	571	344	561
	Total	13,939	14,195	11,303	12,123
	Accumulated provisions against loans, advances and guarantees as a percentage of loans, advances and guarantees at June 30	1.32	1.37	1.78	2.00
	Non-accrual loans and advances to customers and non-accrual amounts due from credit institutions at June 30	3,697	3,009	2,904	2,192
13	**Own shares taken up at market value**				
	Number of own shares (in thousands)	6,904	6,861	6,904	6,801
	Nominal holding of own shares	69	69	69	69
	Accounting value	956	1,066	956	1,066
	Of which pooled schemes	596	579	596	579
	Percentage of share capital at June 30	0.9	0.9	0.9	0.9
	Own shares recognised at nil				
	Own shares acquired with the object of reducing the share capital are written down to nil against shareholders' equity				
	Number of own shares (in thousands)	20,324	-	20,324	-
	Nominal holding of own shares	20	-	20	-
	Cost	3,000	-	3,000	-
	Percentage of share capital at June 30	2.8	-	2.8	-
14	**Deposits**				
	On demand	197,872	187,177	171,957	166,272
	At notice	7,455	5,164	4,894	4,850
	Time deposits	123,988	122,024	121,321	117,326
	Repo deposits	32,491	27,349	32,491	27,349
	Special deposits	50,063	52,339	50,063	52,339
	Total	411,869	394,053	380,726	368,136
15	**Issued bonds**				
	Mortgage bonds	473,089	444,881	-	-
	Other bonds	148,034	110,111	141,501	100,276
	Total	621,123	554,992	141,501	100,276
16	**Provisions for obligations**				
	Reserves in early series subject to a reimbursement obligation	939	962	-	-
	Pensions and similar obligations	240	301	67	108
	Cases pending	193	262	188	251
	Deferred taxes	-	-	-	-
	Other provisions for obligations	114	1,262	114	1,258
	Total	1,486	2,787	369	1,617

Notes to the balance sheet

Note

17 **Subordinated debt**

Subordinated debt consists of liabilities in the form of subordinated loan capital and other capital instruments which, in case of the Bank's voluntary or compulsory winding-up, will not be repaid until after the claims of ordinary creditors have been met. The capital base ("liable capital"), as calculated in accordance with sections 21 a and 22 of the Danish Banking Act, includes subordinated debt.

Subordinated loan capital Nominal amount	Million	Rate of interest	Issued	Maturity	Redemption price	2002 DKr m	2001 DKr m
Redeemed loans						-	1,017
Total subordinated loan capital issued by Danske Bank						-	1,017
Subordinated loan capital issued by subsidiaries							
Redeemed loans						-	440
Total subordinated loan capital issued by the Danske Bank Group						-	1,457
Capital instruments included in the capital base							
Redeemed loans						-	3,514
USD	200	6.55	23/9 1993	2003	100	1,490	1,758
USD	200	7.25	21/6 1995	2005	100	1,490	1,758
USD	100	floating	14/7 1995	2005	100	745	879
DKK	506	10.75	5/10 1992	2005	100	506	506
USD	150	floating	24/10 1997	2005	100	1,117	1,318
DKK	100	floating	17/6 1993	2006	100	100	100
USD	300	floating	4/6 1996	2006	100	2,234	2,637
JPY	10,000	6.30	14/9 1992	2007	100	629	707
DKK	75	6.00	30/9 1999	2007	100	75	75
GBP	125	floating	22/7 1996	2007	100	1,429	1,544
GBP	75	floating	22/10 1996	2007	100	858	926
EUR	150	floating	24/11 1999	2007	100	1,114	1,117
USD	300	6.375	17/6 1998	2008	100	2,234	2,637
USD	300	floating	4/4 1997	2009	100	2,234	2,637
USD	500	7.40	11/6 1997	2010	100	3,724	4,395
EUR	500	5.75	26/3 2001	2011	100	5,201	3,722
GBP	150	floating	25/5 2001	2014	100	1,714	1,352
EUR	400	floating	26/3 2002	2015	100	2,972	-
Total value of capital instruments constituting supplementary capital issued by Danske Bank						29,866	31,982
Capital instruments issued by subsidiaries included in the Group's capital base							
USD	100	floating	3/3 1997	Perpetual	100	745	879
Total value of capital instruments constituting supplementary capital issued by subsidiaries						745	879
Total value of capital instruments issued by the Danske Bank Group						30,611	32 761
Total subordinated debt of the Danske Bank Group						30,611	34,218
The capital base includes subordinated debt in the amount of							
Danske Bank Group						28.748	30 851
Danske Bank						28,205	30,209

The cost of repaying and issuing subordinated debt amounts to DKr29m in 2002.

The cost of repaying and issuing subordinated debt amounted to DKr32m in 2001.

Notes to off-balance-sheet items

Note	(DKr m)	DANSKE BANK GROUP 2002	2001	DANSKE BANK 2002	2001
18	**Guarantees, etc.**				
	Financial guarantees	19,359	25,777	58,601	64,403
	Other guarantees	55,317	53,370	127,485	97,297
	Acceptances and endorsements, etc.	1,531	1,792	1,531	1,558
	Total	76,207	80,939	187,597	163,258
19	**Other commitments**				
	Irrevocable loan commitments	85,547	100,948	83,626	97,227
	Other commitments	4,474	3,563	1,178	1,122
	Total	90,021	104,511	84,804	98,349

20 **Contingent liabilities**

Owing to its size and business volume, the Danske Bank Group is continually a party to various lawsuits. Legal proceedings have, for example, been initiated against the Bank as a result of the so-called tax stripping cases raised against certain customers of the Bank, just as cases, totalling DKr260m, raised by institutional investors underwriting the share issue of Hafnia Holding A/S in July 1992, are still pending.

The outcome of the cases pending is not expected to have any material effect on the financial position of the Danske Bank Group.

The Group's pension commitments are covered by payments made to insurance companies, pension funds, etc. In a few cases, however, the Group may, following an actuarial calculation, be ordered to make further payments. Certain foregin pension commitments are not covered, but provisions are made on the basis of an actuarial calculation.

A limited number of employees are employed under terms which grant them an extraordinary severance and/or pension payment in excess of what they would have been entitled to under the ordinary terms of employment if they are dismissed before reaching their normal retirement age.

The Bank is jointly and severally liable for the corporation tax of the jointly Danish companies. The Bank is registered jointly with all significant wholly-owned Danish subsidiaries in relation to financial services employer tax and VAT for which it is jointly and severally liable.

Collateral

The Group has deposited securities worth DKr83,071m with Danmarks Nationalbank, and domestic and international clearing centres, etc., as collateral.

Related parties

Danske Bank has no related parties with a significant influence on the Group. No unusual transactions have taken place with associated or subsidiary undertakings in 2002.

The Danske Bank Group handles computer administration and development, portfolio management and property administration for the Danica Group. Danske Bank also handles a substantial portion of the Danica Group's securities trading.

Notes to the balance sheet

Note

21 **Market value adjustment**

The Danske Bank Group continuously monitors the hedging of the interest rate risk on the Group's portfolio of fixed rate assets and liabilities. The portfolio of assets and the liabilities are hedged in full or in part by means of derivatives so that, for each currency, the interest rate risk on the hedged portfolio of assets and the liabilities corresponds to the interest rate risk, for each currency, on the derivatives employed for hedging them.

Under Danish accounting regulations applying to banks and savings banks, part of the Group's fixed rate assets (loans and advances as well as unlisted bonds) must be valued at cost or lower. Revaluation to a market value in excess of cost is consequently not allowed. For some of these assets, the interest rate risk has been hedged by derivatives (swaps) and in accordance with the accounting regulations, no value adjustment of these instruments has been made. Consequently, the Group did not expense DKr577m in 2002 and DKr212m in 2001.

The interest rate risk on the fixed rate liabilities, which are not value adjusted under Danish accounting regulations, is hedged by derivatives (swaps) in respect of long-term liabilities. Value adjustment of these derivatives employed for hedging purposes is not allowed. Consequently, the Group did not take to income DKr1,756m in 2002 and DKr196m in 2001.

(DKr m)	2002				2001		
Danske Bank Group	Purchase price	Book value	Market value	Nominal/ notional value	Book value	Market value	Nominal/ notional value
Assets							
Loans and advances	53,811	53,811	54,380	53,721	50,002	50.154	50,002
Bonds	16,592	16,592	16,600	17,035	11,856	11,916	11,081
Total	70,403	70,403	70,980	70,756	61.858	62,070	61,083
Derivatives hedging interest rate risks							
Swaps			577	68,810		212	61,074
Liabilities							
Deposits		1,961	2,100	1,961	4,645	4,714	4,645
Issued bonds, etc.		6,819	7,171	6,819	5,629	5,659	5,629
Subordinated debt		17,788	19,053	17,788	16,366	16,463	16,366
Total		26,568	28,324	26,568	26,640	26,836	26,640
Derivatives hedging interest rate risks							
Swaps			1,756	26,637		196	26,132

Fixed rate loans granted by the mortgage finance company are funded through the issue of mortgage bonds, which are not value adjusted. In accordance with a ruling given by the Danish Financial Supervisory Authority, fixed rate mortgage loans are not value adjusted either. Therefore, the fixed rate assets and liabilities listed above do not include fixed rate mortgage loans and mortgage bonds issued.

Danske Bank	Purchase price	Book value	Market value	Nominal/ notional value	Book value	Market value	Nominal/ notional value
Assets							
Loans and advances	40,567	40,567	41,049	40,567	38,669	38,842	38,669
Bonds	16,592	16,592	16,600	17,035	11,856	11,916	11,081
Total	57,159	57,159	57,649	57,602	50,525	50.758	49,750
Derivatives hedging interest rate risks							
Swaps			489	56,423		233	49,939
Liabilities							
Deposits		1,961	2,100	1,961	3,955	3,978	3,955
Issued bonds, etc.		5,011	5,367	5,011	5,009	5,039	5,009
Subordinated debt		17,788	19,053	17,788	16,366	16,463	16,366
Total		24,760	26,520	24,760	25,330	25,480	25,330
Derivatives hedging interest rate risks							
Swaps			1,760	24,759		150	25,320

Danske Bank

Financial highlights for Danske Bank Group

PROFIT AND LOSS ACCOUNT (DKr m)	First half 2002	First half 2001	First half 2000	First half 1999	First half 1998
Net interest income	9,455	8,957	5,117	4,589	4,225
Net interest and fee income	12,748	12,533	7,631	6,498	5,881
Securities and foreign exchange income	580	1,027	509	-119	1,079
Other operating income	617	705	273	180	161
Operating expenses and depreciation	7,575	8,299	4,862	4,108	3,673
Provisions for bad and doubtful debts	640	665	156	138	183
Income from associated and subsidiary undertakings	338	814	485	500	619
Profit before tax	6,068	6,115	3,880	2,913	3,884
Tax	1,734	1,760	1,160	819	957
Net profit for the period	4,334	4,355	2,720	2,094	2,927

BALANCE SHEET (DKr bn)	First half 2002	First half 2001	First half 2000	First half 1999	First half 1998
Loans and advances	943	913	412	370	320
Bonds and shares	324	254	142	147	141
Due to credit institutions and central banks	274	256	147	155	164
Deposits	412	394	275	246	221
Issued bonds	621	555	167	134	99
Subordinated debt	31	34	22	21	20
Shareholders' equity	60	56	33	27	28
Total assets	1,566	1,420	755	678	623

RATIOS		First half 2002	First half 2001	First half 2000	First half 1999	First half 1998
1.	Solvency ratio	8.8	9.5	10.3	9.6	9.8
2.	Solvency ratio based on core (tier 1) capital	7.0	6.4	6.9	6.3	6.6
3.	Half-year return on equity before tax	10.4	11.4	12.2	9.8	13.4
4.	Half-year return on equity after tax	7.4	8.1	8.6	7.1	10.1
5.	Income/cost ratio	1.74	1.68	1.77	1.69	2.01
6.	Interest rate risk	1.9	4.1	3.1	4.3	3.4
7.	Foreign exchange position	7.2	4.0	6.3	6.2	11.9
8.	Foreign exchange risk	0.3	0.1	0.1	0.2	0.1
9.	Excess cover relative to the statutory liquidity requirements	132.6	97.6	120.7	108.9	135.2
10.	Total amount of large exposures	143.9	137.9	263.2	357.0	418.1
11.	Provisioning ratio	1.3	1.4	2.2	2.3	2.4
12.	Write-off and provisioning ratio for the half year	0.1	0.1	0.1	0.0	0.0
13.	Growth in loans and advances for the half year	2.1	5.6	8.2	22.0	10.1
14.	Gearing of loans and advances	15.8	16.2	12.5	12.9	10.5

The ratios are defined in the Executive Order on Bank Accounts issued by the Danish Financial Supervisory Authority.

Financial highlights for Danske Bank

PROFIT AND LOSS ACCOUNT (DKr m)	First half 2002	First half 2001	First half 2000	First half 1999	First half 1998
Net interest income	6,830	6,423	4,034	3,923	3,559
Net interest and fee income	9,673	9,694	6,404	5,748	5,061
Securities and foreign exchange income	470	864	378	-95	961
Other operating income	453	541	152	115	115
Operating expenses and depreciation	5,905	6,703	4,089	3,777	3,281
Provisions for bad and doubtful debts	611	799	99	90	131
Income from associated and subsidiary undertakings	1,988	2,517	1,132	1,012	1,076
Profit before tax	6,068	6,114	3,878	2,912	3,801
Tax	1,734	1,760	1,160	819	957
Net profit for the period	4,334	4,354	2,718	2,093	2,844

BALANCE SHEET (DKr bn)					
Loans and advances	417	416	271	235	238
Bonds and shares	307	235	131	133	133
Due to credit institutions and central banks	296	273	152	158	172
Deposits	381	368	251	222	218
Issued bonds	142	100	80	49	36
Subordinated debt	30	33	21	20	20
Shareholders' equity	60	56	33	27	27
Total assets	1,067	944	644	567	563

RATIOS						
1.	Solvency ratio	13.8	12.8	11.4	10.7	10.2
2.	Solvency ratio based on core (tier 1) capital	8.9	8.6	7.7	7.1	6.9
3.	Half-year return on equity before tax	10.4	11.4	12.2	9.8	13.1
4.	Half-year return on equity after tax	7.4	8.1	8.6	7.1	9.8
5.	Income/cost ratio	1.93	1.82	1.93	1.75	2.11
6.	Interest rate risk	1.8	3.4	2.9	3.7	3.1
7.	Foreign exchange position	7.1	4.1	5.4	6.2	11.9
8.	Foreign exchange risk	0.2	0.1	0.1	0.1	0.1
9.	Loans and advances, plus provisions in relation to deposits	112.2	115.8	111.2	109.6	112.7
10.	Excess cover relative to the statutory liquidity requirements	173.2	144.5	119.7	106.3	127.5
11.	Total amount of large exposures	142.3	136.9	266.4	358.3	417.7
12.	Provisioning ratio	1.8	2.0	2.2	2.4	2.6
13.	Write-off and provisioning ratio for the half year	0.1	0.1	0.1	0.0	0.0
14.	Growth in loans and advances for the half year	1.3	41.2	13.9	10.3	17.9
15.	Gearing of loans and advances	7.0	7.4	8.2	8.1	7.8
16.	Earnings per share before tax for the half year, DKr100	82.9	82.0	73.3	55.0	71.6
17.	Earnings per share after tax for the half year, DKr100	59.2	58.4	51.4	39.5	53.7
18.	Book value per share, DKr100	817	768	623	546	573
19.	Share price at June 30/book value per share	1.70	2.06	1.48	1.43	1.45

The ratios are defined in the Executive Order on Bank Accounts issued by the Danish Financial Supervisory Authority.

Group undertakings and holdings

		Share capital June 30, 2002 (thousands)	Share capital held by the Group (%)
Danske Bank A/S, Copenhagen	DKK	7,320,000	
CONSOLIDATED SUBSIDIARIES			
Realkredit Danmark A/S, Copenhagen	DKK	625,000	100
home a/s, Copenhagen	DKK	15,000	100
Danske Bank International S.A., Luxembourg	EUR	90,625	100
Firstnordic Fund Management Company S.A., Luxembourg	EUR	125	100
Danske Financial Services Limited, Guernsey	GBP	10	100
DDB Fokus Invest AS, Trondheim	NOK	1,300,000	100
Fokus Bank ASA, Trondheim	NOK	1,499,465	100
Fokus Kreditt AS, Oslo	NOK	800,000	100
Roby ANS, Stavanger	NOK	23,400	100
Fokus Kredittforsikring AS, Trondheim	NOK	20,900	100
Firstnordic Fondene AS, Trondheim	NOK	6,000	100
Fokus Eiendomsmegling AS, Skien	NOK	500	100
Skårersletta Eiendom AS, Trondheim	NOK	50	100
DDB Invest AB, Linköping	SEK	600,100	100
Bokredit i Sverige AB, Stockholm	SEK	43,000	100
Östgöta Enskilda Fastigheter AB, Linköping	SEK	10,000	100
Firstnordic Fonder AB, Stockholm	SEK	1,000	100
Byggnads AB Slaget, Stockholm	SEK	100	100
Firstnordic Fondanalys AB, Linköping	SEK	100	100
BK Fri AB, Stockholm	SEK	100	100
Danske Bank Polska S.A., Warsaw	PLN	42,225	97
Danske Securities AB, Stockholm	SEK	300,000	100
Danske Securities (US) Inc., Delaware	USD	2,000	100
Danske Securities ASA, Oslo	NOK	30,000	100
Nordania Finans A/S, Birkerød	DKK	5,700	100
HandelsFinans A/S, Copenhagen	DKK	110,000	100
Kreditsystem Service A/S	DKK	500	100
Danske Corporation, Delaware, USA	USD	4	100
Danske Private Equity A/S, Copenhagen	DKK	5,000	100
Medicon Valley Capital Management ApS, Copenhagen	DKK	125	75
Danske Capital Finland Oy, Helsinki	EUR	1,000	100
Firstnordic Rahastoyhtiö Oy, Tampere	EUR	350	100
Danske Finance, Asia, Ltd. in the process of being wound up, Hong Kong	HKD	1,000	100
KHB VI A/S, Copenhagen	DKK	111,700	100
DDB-Ejendomsselskab af 1. januar 1990 A/S, Copenhagen	DKK	35,700	100
BG Dublin A/S, Copenhagen	DKK	500	100
BG Investeringsselskab af 10/10 1991 ApS, Copenhagen	DKK	300	100
Horsens Erhvervs Investering A/S in the process of being wound up, Copenhagen	DKK	50,000	100
Ejendomsaktieselskabet Virum-Vang, Copenhagen	DKK	2,000	100
Ejendomsaktieselskabet Tårbæk Vang, Copenhagen	DKK	1,000	100
A/S Forma Ejendomsselskab, Copenhagen	DKK	1,000	100
Ejendomsselskabet SJ af 1/7 1990 A/S, Copenhagen	DKK	10,300	100
Bikuben Giro Dublin Limited in the process of being wound up, Dublin	DKK	200,000	100
Ejendomsselskabet Aros A/S, Århus	DKK	10,000	100
DB I A/S, Copenhagen	DKK	500	100
DB II A/S, Copenhagen	DKK	500	100
DB III A/S, Copenhagen	DKK	500	100
DB IV A/S, Copenhagen	DKK	500	100
DDB VI A/S, Copenhagen	DKK	500	100
NON-CONSOLIDATED SUBSIDIARIES			
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999, Copenhagen	DKK	1,000,000	100
Danica Liv og Pension, Livsforsikringsaktieselskab, Copenhagen (21 subsidiaries)			
A/S Conair, Consolidated Aircraft Corporation Ltd. in the process of being wound up, Copenhagen [1]	DKK	20,000	[illegible]
Skævinge Boligselskab A/S, Copenhagen [2]	DKK	7,000	100
Omagadane SARL, Paris [1]	EUR	7	100

[1] Acquired to mimimise losses. Total book value DKr8m.

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8159
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	08/22 05:58
USAGE T	07'17
PGS.	18
RESULT	OK

****
*** RX REPORT ***
****

INCOMPLETE RECEPTION

TX/RX NO	8158
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	08/22 05:45
USAGE T	09'49
PGS.	21
RESULT	NG
	21 ##106

TELEFAX

Danske Bank

Debt Capital Markets
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

22 August 2002

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	37
		Please contact us immediately if you do not receive all the pages	

Message:

Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the press release and the Half-year report 2002 for Danske Bank Group.

Yours faithfully,

Danske Bank
Debt Capital Markets

To the editor

Danske Bank
Communications
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 44 11 34
Fax +45 33 44 27 91

August 22, 2002

Net profit of DKr4,334m for the first half of 2002

Danske Bank today published its Interim Report for 2002. The report can be viewed at www.danskebank.com/reports. Highlights are shown below:

- Danske Bank Group recorded a net profit of DKr4,334m for the first half of 2002 compared with DKr4,355m for the same period of 2001.
- Core income amounted to DKr13,510m (first half of 2001: DKr14,249m). One reason for the fall of 5% was the lower volume in the capital markets.
- Operating expenses and depreciation fell by 9% to DKr7,504m. The cost/core income ratio now stands at 55.5% against 57.8% in the first half of 2001.
- Provisions for bad and doubtful debts fell by DKr25m to DKr640m.
- Core earnings amounted to DKr5,366m (first half of 2001: DKr5,349m) and earnings from investment portfolios were DKr702m (first half of 2001: DKr532m).
- As a result of the negative trend in equity markets, the profit before tax generated by Life and Pensions amounted to a negative DKr75m.
- For the year as a whole, core earnings are still expected to develop favourably given unchanged market conditions. However, core earnings will show only a slight increase from the level recorded in 2001.

"The result is satisfactory, when considering the difficult market conditions," said Peter Straarup, Danske Bank's chief executive, commenting on the results. "Especially our banking activities had a good development in core earnings, primarily as a result of the cost reduction in Denmark and the increasing income from activities abroad. Despite the weak

Danske Bank

economic growth, provisions were slightly lower than expected, and we expect the provisioning ratio to remain relatively low."

Danske Bank

Steen Reeslev

Contacts:

Thursday, August 22, from 2:00pm:
Peter Straarup, Chief Executive, tel. +45 33 44 01 07

Accounting questions – also before 2:00pm:
Jesper Ovesen, Chief Financial Officer, tel. +45 33 44 25 00

Presentations from the press meeting will be available at Danske Bank's homepage around 2:30pm

Danske Bank A/S
CVR-nr. 61 12 62 28 · København

Danske Bank

Stock Exchange Announcement No. 24/2002
August 22, 2002

Interim Report

First half of 2002

Danske Bank

Danske Bank Group - financial highlights

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	First half 2002	First half 2001	Index 02/01	Full year 2001
Net interest income, excluding earnings from investment portfolios	8,882	8,853	100	18,051
Fee and commission income, net	3,141	3,232	97	6,265
Trading income	259	884	29	1,597
Other core income	623	594	105	1,171
Core insurance earnings	605	676	89	1,223
Total core income	13,510	14,249	95	28,307
Operating expenses and depreciation	7,504	8,235	91	16,275
Core earnings before provisions	6,006	6,014	100	12,032
Provisions for bad and doubtful debts	640	665	96	1,752
Core earnings	5,366	5,349	100	10,280
Profit on sale of subsidiaries	0	234	0	240
Earnings from investment portfolios	702	532	132	870
Profit before tax	6,068	6,115	99	11,390
Tax	1,734	1,760	99	2,677
Net profit for the period	4,334	4,355	100	6,713
Of which minority interests	-	1	-	-

BALANCE SHEET HIGHLIGHTS (DKr bn)	First half 2002	First half 2001	Index 02/01	Full year 2001
Bank loans and advances	485	481	101	476
Mortgage loans	458	431	106	448
Bonds and shares	324	254	128	356
Due to credit institutions and central banks	274	256	107	241
Deposits	412	394	105	400
Issued bonds	621	555	112	673
Subordinated debt	31	34	91	32
Shareholders' equity	60	56	107	57
Total assets	1,566	1,420	110	1,538

RATIOS AND KEY FIGURES	First half 2002	First half 2001	Index 02/01	Full year 2001
Net profit for the period per share, DKr	6.0	5.9		11.9
Net profit for the period as % p.a. of average shareholders' equity	14.5	15.1		16.0
Core earnings as % p.a. of average shareholders' equity	17.9	19.8		18.9
Cost/core income ratio, %	55.5	57.8		57.5
Solvency ratio, % (excl. net profit for the period)	9.8	9.5		10.3
Core (tier 1) capital ratio, % (excl. net profit for the period)	7.0	6.4		7.3
Share price, end of period	139.1	158.4		135.1
Book value per share, DKr	84.1	76.8		78.0
Number of full-time employees, end of period:				
Danske Bank and consolidated subsidiaries	17,219	17,907		17,564
Non-consolidated subsidiaries (insurance companies)	833	953		957

Review

Danske Bank Group recorded a net profit of DKr4,334m for the first half of 2002 against a net profit of DKr4,355m for the first half of 2001. The net profit for the second quarter of 2002 amounted to DKr2,398m compared with DKr1,996m for the second quarter of 2001.

The Group's core earnings in the first half of 2002 increased slightly, but a little less than estimated upon the publication of the annual report for 2001, as income was negatively affected by a decline in volume in the capital markets and moderate activity in the core markets of the Group.

This led to a fall in core income, from the first half of 2001 to the first half of 2002, of DKr739m, or 5%, to DKr13,510m.

The Group's total net interest income remained largely unchanged from the level of the first half of 2001. The plunge in Danish money market rates had an adverse impact on net interest income. Banking Activities, International, and the trading-related activities of Danske Markets recorded higher net interest income. The rise in net interest income at Danske Markets was, however, offset by a considerable reduction in trading income.

Modest refinancing activity and sharply declining volume on stock exchanges cut the Group's fee and commission earnings by 3% to DKr3,141m.

The Group's core insurance earnings fell by DKr71m to DKr605m. The trend in the equity markets meant that the life insurance business suffered a negative return on investments, reducing the Group's total earnings from investment portfolios.

Operating expenses and depreciation fell by DKr731m, or 9%, to DKr7,504m. The cost/core income ratio fell to 55.5% from 57.8% in the first half of 2001.

Provisions for bad and doubtful debts fell by DKr25m to DKr640m in the first half of 2002. Consequently, loss provisions remained at a low level compared with total loans, advances and guarantees.

Hereafter, core earnings showed an increase of DKr17m to DKr5,366m.

On the basis of continued cost reductions, the Group expects core earnings for the year as a whole to develop favourably given unchanged market conditions. However, core earnings will show only a slight increase from the level recorded in 2001.

Earnings from investment portfolios amounted to DKr702m compared with DKr532m in the first six months of 2001. A negative DKr680m was recorded under earnings from investment portfolios as a result of the negative return on investments from the life insurance business.

The Group's tax charge, including tax on loan loss reserves, is calculated at DKr1,734m for the first half of 2002, corresponding to a tax rate of 29%.

The net profit for the first half of 2002 of DKr4,334m was generally in line with the net profit for the first half of 2001. However, an increase in the core (tier 1) capital ratio caused a fall in the return on equity from 16.1% in the first half of 2001 to 14.5% in the first half of 2002.

At the end of June 2002, the Danish Supreme Court found for Danske Bank in the so-called Hafnia case.

At the merger with RealDanmark, Danske Bank agreed to meet the requirement of the Danish Competition Authority to reduce the Group's share of capital and voting rights in the Copenhagen Stock Exchange and the Danish Securities Centre to 15%. The Group met this requirement in the second quarter of 2002.

Balance sheet

Total assets of the Group stood at DKr1,566bn at the end of June 2002 against DKr1,420bn a year earlier. Danica's assets, which are not consolidated in the Group accounts, amounted to DKr176bn. After elimination of inter-company accounts, the Group held total assets worth DKr1,731bn.

Domestic loans and advances were nearly at the same level as at the end of June 2001, while loans and advances to other Nordic countries grew by DKr12bn. Repo loans, primarily to foreign financial institutions, increased by DKr20bn, while loans and advances in the UK and the USA fell by DKr25bn. Mortgage loans rose by DKr27bn, or 6%, compared with the level at the end of June 2001.

Deposits stood at DKr412bn at the end of June 2002, up DKr18bn from the level at the end of June 2001 of which repo transactions accounted for DKr5bn.

Capital and solvency

Shareholders' equity stood at DKr60bn at the end of the first half of 2002. Aside from the net profit for the period, the trend in shareholders' equity since the end of 2001 was affected by a positive one-off adjustment of DKr1.4bn of Danica's shareholders' equity and hence of Danske Bank's shareholders' equity. The one-off adjustment was a result of the shift to a new consolidation policy for Danica. Furthermore, shareholders' equity was reduced by DKr3bn as a result of the Group's repurchase of its own shares in the second quarter of 2002.

The Group bought back shares in the period from May 13, 2002, to June 17, 2002. The number of shares totalled 20,324,151, and they were repurchased at an average price of 147.61. A proposal to cancel the shares will be presented at the next general meeting.

The Group's solvency ratio (excluding the net profit for the first half of 2002) stood at 9.8% at the end of June 2002, of which 7.0 percentage points came from core capital. The share repurchase in itself reduced the core (tier 1) capital ratio by 0.4 of a percentage point.

Subordinated debt amounted to DKr31bn at the end of June 2002. As part of the Bank's ongoing refinancing of supplementary capital, Danske Bank raised a nominal amount of €400m in March 2002 by the issue of 13-year notes, which may be called after 10 years. In May 2002, the Bank repaid notes of a nominal value of £100m, and notes of a nominal value of $100m were repaid in July 2002. Finally, the Bank called notes of a nominal value of DKr506m in July to be repaid in October 2002.

CAPITAL AND SOLVENCY (Excl. net profit for the period) (DKr m)	June 30 2002	June 30 2001
Core capital, less statutory deductions	53,446	50,294
Supplementary capital, less statutory deductions	22,071	24,754
Total capital base, less statutory deductions	75,517	75,048
Total weighted items	767,593	788,568
Solvency ratio, %	9.8	9.5
Core (tier 1) capital ratio, %	7.0	6.4

Costs

The Group aims at improving efficiency and thereby further reducing the cost/core income ratio within a few years. In the first half of 2002, the cost/core income ratio was 55.5% - a fall of 2.3 percentage points compared with the first half of 2001.

A considerable reduction in the number of employees contributed to the fall in expenses. In 2002, the staff – disregarding the expansion at foreign units – has been cut by some 500, and the total number of employees has been reduced by about 2,300 since the autumn of 2000. Moreover, Danske Bank has reached agreements with another 500 employees that they will leave at a later date.

In the first half of 2002, the Group generated considerable cost savings as a result of using a single IT platform for its banking activities.

Branch mergers also reduced expenses. In 2002, the number of branches has been cut by 35, and since the beginning of 2001, 108 branches have been merged with other branches. Additional branch mergers are planned for the remainder of 2002.

Since the announcement of the merger between RealDanmark and Danske Bank in October 2000, the Group has achieved cost savings of DKr2.0bn on an annualised basis. These savings should be seen against expectations of annual cost savings of DKr2.2bn at the end of the year. In addition, separate cost savings of DKr0.7bn planned by Danske Bank and RealDanmark before the merger will also be realised by the end of 2002.

Management

Kjeld Jørgensen, former Deputy Chairman of the Executive Board, retired on August 1, 2002. Consequently, the Executive Board now consists of Peter Straarup, Chairman, and Jakob Brogaard, Deputy Chairman.

Accounting policies, etc.

The report for the first half of 2002 has been prepared in accordance with the Copenhagen Stock Exchange guidelines for issuers of listed securities and the executive order on bank accounts of the Danish Financial Supervisory Authority. The Group has not changed its accounting policies from those previously followed.

The consolidation policy for the life companies was changed with effect from January 1, 2002.

Previously, the earnings contribution from the life companies was calculated by including in profits a return on equity equal to the rate of interest on policyholders' savings plus 3 percentage points. Moreover, an allowance was made for Danica's risk and costs in its contribution to Group earnings.

As a result of the change in the Danish Financial Supervisory Authority's interpretation of the contribution principle, Danica's earnings contribution will, beginning in 2002, be based on the actual return on investments in the life insurance business plus an allowance determined by insurance provisions and an allowance for the risks and costs of the life insurance group. If the return realised in a given period is not sufficiently positive, these allowances are carried forward and booked as income in future periods of higher return according to the contribution principle. As before, Danica's assets and liabilities are stated at market value and taken up unchanged in Danske Bank's accounts at book value. The unit-link business is recognised by the change in embedded value.

Core earnings incorporates a return on equity corresponding to the yield on a similar amount invested in short-term bonds and the allowances mentioned above, while the remaining portion of earnings, which is related to market risks, is included under earnings from investment portfolios. In periods with inferior returns, any allowances that have been carried forward for booking as income in subsequent periods are deducted from earnings from investment portfolios.

As a result of the shift to the new consolidation policy, a one-off adjustment was made at the beginning of 2002; this increased Danica's own and hence Danske Bank's shareholders' equity by DKr1.4bn. The adjustment reflects the return that is due to the company because the return on equity has been low relative to the return on investments for a number of years.

The Group's business areas

At the end of 2001, a new organisational structure was established which gathered the Group's banking activities in a separate organisation in each of the countries where the Bank operates. The adjustment provided for an amalgamation of Retail Banking, major areas of Wholesale Banking and a number of investment management areas aimed primarily at retail customers.

The Group's mortgage finance, life insurance and investment banking activities remained largely unaffected by these organisational changes.

Comparative figures for 2001 are restated to match the new organisational structure.

CORE EARNINGS BEFORE PROVISIONS (DKr m)	First half 2002	First half 2001	Index 02/01	Full year 2001	Share First half 2002	Share First half 2001
Banking Activities	4,101	3,641	113	7,626	68%	60%
- Banking Activities, Denmark	2,918	2,500	117	5,461	48%	41%
- Banking Activities, International	1,183	1,141	104	2,165	20%	19%
Mortgage Finance	1,005	1,059	95	2,240	17%	18%
Danske Markets	498	470	106	1,146	8%	8%
Life and Pensions	504	573	88	1,039	8%	9%
Danske Capital	193	241	80	490	3%	4%
Danske Securities	-28	-77	-	-312	0%	-1%
Others	-267	107	-250	-197	-4%	2%
Total Group	6,008	6,014	100	12,032	100%	100%

The Group's total core earnings before provisions remained largely unchanged compared with the first half of 2001 despite the adverse effect of plunging Danish money market rates.

Banking Activities, which now contributes 68% of the Group's overall core earnings before provisions, advanced 13%. The improvement was due mainly to cost savings generated in Denmark and to higher income from the operations in Norway.

The general slowdown in capital market activities had an adverse effect on earnings, particularly in Danske Capital and Danske Securities. However, Danske Securities showed an improved result following the ongoing restructuring. Danske Markets maintained the high level of earnings achieved in the first half of 2001.

Banking Activities

BANKING ACTIVITIES (DKr m)	First half 2002	First half 2001	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Full year 2001
Core income	9,807	9,978	4.950	4,857	5.005	4,918	5,087	19,801
Operating expenses and depreciation	5,706	6,337	2,971	2,735	2,964	2,874	3,271	12 175
Core earnings before provisions	4,101	3,641	1,979	2,122	2.041	1,944	1,816	7,626
Risk-weighted items (avg.)	435,391	431.224	434,701	436,088	435.541	429,797	440,570	431,953
Allocated capital (avg.)	28,300	28.030	28,256	28,346	28.310	27,937	28,637	28,077
Core earnings before provisions as % p.a. of allocated capital	29.0	26.0	28.0	29.9	28.8	27.8	25,4	27.2
Cost/core income ratio, %	58,2	63.5	60.0	56.3	59.2	59.7	64.3	61.5

Banking Activities encompasses all the Group's banking business, which is organised in divisions located in each of the countries where Danske Bank operates.

In the first half of 2002, overall banking activities accounted for more than two-thirds of the Group's core earnings before provisions. Compared with the first six months of 2001, core earnings before provisions rose by DKr460m. Core income declined slightly, whilst expenses fell by 10%; hence the positive trend of the cost/core income ratio continued.

BANKING ACTIVITIES, DENMARK (DKr m)	First half 2002	First half 2001	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Full year 2001
Core income	7,276	7.554	3,694	3,582	3,813	3.770	3,855	15,137
Operating expenses and depreciation	4,358	5.054	2.247	2.111	2,235	2,387	2,609	9.676
Core earnings before provisions	2,918	2,500	1,447	1,471	1,578	1.383	1,246	5.461
Risk-weighted items (avg.)	220,124	211.678	217,580	222,698	222,396	219.942	215,711	216,462
Allocated capital (avg.)	14,308	13,759	14,143	14,475	14,456	14,296	14.021	14,070
Core earnings before provisions as % p.a. of allocated capital	40.8	36.3	40.9	40.6	43.7	38.7	35.5	38.8
Cost/core income ratio, %	59.9	66.9	60.8	58.9	58.6	63.3	67.7	63.9

Banking Activities, Denmark, is responsible for the Group's Danish banking business with retail and business customers. The unit carries on business under a number of brand names, including Danske Bank and BG Bank.

In the first half of 2002, Banking Activities, Denmark, accounted for almost half of the Group's core earnings before provisions. Core earnings before provisions showed a positive trend primarily as a result of the total decrease in expenses of 14% compared with the first half of 2001.

Core income fell by some 4% as a result of the decline in net interest income triggered by the plunge of almost 2 percentage points in short-term money market rates since the first half of 2001. This led to a decrease in the direct return on allocated capital and also had a negative effect on earnings on the deposit surplus. Neither increased volume nor changes in rates could fully compensate for this decline in core income.

Fee income fell by almost 4% compared with the first half of 2001 as a result of the economic slowdown recorded in the first half of 2002.

Expenses fell as a result of the ongoing merger of branches, the reduction of staff and the conversion of BG Bank's IT systems to the central IT platform in 2001. At the end of June 2002, the giro platform was also converted to the central platform. The conversion of accounts and facilities generally proceeded as expected, yet delays in the distribution of account statements and other documents occurred during the first half of July.

The volume of loans and advances to retail customers was also affected by the economic slowdown. Moreover, part of the high refinancing activity in the autumn of 2001 within mortgage loans was generated by borrowers wishing to repay ordinary bank loans.

In the second quarter of 2002, Danske Bank launched the *Danske Fri* and *Danske Studie* packages targeting the young customers of the Bank. The packages were well received, and the number of customers in this segment is once again showing an increasing trend.

The difficult situation in the capital markets continued to affect customer trading in securities and foreign exchange. However, sales of unit trust certificates, pooled investment products, and Danica Link products were satisfactory. Sales of unit trust certificates doubled compared with the first six months of 2001.

The growth in the number of customers subscribing to self-service solutions continued in the first half of 2002. Some 850,000 of the Group's customers have now signed up for online services.

In the first quarter of 2002, a new branch network structure was introduced to enhance communication and workflow in the branch network. The new structure focuses on strengthening advisory services, minimising the number of administrative tasks and ensuring more flexible use of resources. The new network structure will be implemented over the next year or two.

In the second quarter of 2002, Danske Bank launched a new organisational structure for its corporate customers, making the finance centre the unit providing advisory services to large and complex regional customers. The structure has increased focus on the Bank's business opportunities with corporate customers both regarding traditional banking products and regarding products supplied by other units of the Group.

As a result of the increasing number of bank robberies, the Group has decided to introduce the concept of non-cash branches, which are branches that do not handle cash transactions. The first converted non-cash branch opened in July 2002. The Group expects to convert a number of branches throughout Denmark to non-cash branches in the second half of 2002 and in 2003.

The merger of branches is proceeding according to schedule. In the first half of 2002, the number of branches in Denmark was reduced by 35 and now totals 518.

BANKING ACTIVITIES, INTERNATIONAL (DKr m)	First half 2002	First half 2001	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Full year 2001
Core income	2,531	2,424	1,256	1,275	1,192	1,048	1,232	4 664
Operating expenses and depreciation	1,348	1,283	724	624	729	487	662	2 499
Core earnings before provisions	1,183	1,141	532	651	463	561	570	2 165
Risk-weighted items (avg.)	215,287	219,547	217,121	213,392	213,145	209,855	224,859	215 490
Allocated capital (avg.)	13,992	14,271	14,113	13,870	13,854	13,641	14,616	14 007
Core earnings before provisions as % p.a. of allocated capital	16.9	16.0	15.1	18.8	13.4	16.5	15.6	15.5
Cost/core income ratio, %	53.3	52.9	57.6	48.9	61.2	46.5	53.7	53.6

CORE EARNINGS BEFORE PROVISIONS (DKr m)	First half 2002	First half 2001	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Full year 2001
Norway	299	193	128	171	42	115	111	550
Sweden	212	227	75	137	131	95	111	453
UK	375	346	183	192	151	215	191	713
USA	136	146	66	70	56	86	84	288
Other foreign activities	161	229	80	81	83	49	73	361
Banking Activities, International	1,183	1,141	532	651	463	561	570	2 165

Banking Activities, International, encompasses banking activities carried out by divisions outside Denmark. Each country organisation is responsible for the banking activities in its country. Banking Activities, International, conducts business under a number of brand names, including Fokus Bank in Norway and Östgöta Enskilda Bank and Provinsbankerne in Sweden.

In the first half of 2002, banking activities conducted outside Denmark accounted for one fifth of the Group's total core earnings before provisions. Core earnings before provisions from these activities developed favourably and recorded a growth of 4% relative to the first six months of 2001 as a result of increasing income and a stable trend in expenses. The increase in income is ascribable primarily to the favourable growth in activities in the UK, Norway and Sweden.

Norway

Core earnings before provisions from Norwegian activities increased by 55% to DKr299m. The appreciation of the Norwegian krone accounts for about DKr17m of the total increase of DKr106m. The increase in core earnings is attributable to a sound rise in sales and revenue in 2002, particularly in the retail customer segment, and to the measures to enhance efficiency introduced in 2001.

Loans and advances increased by 3% relative to the figure recorded for the first half of 2001 and amounted to DKr48bn at the end of June 2002. The Bank's market share stood at almost 4%.

In the business customer segment, the Bank succeeded in attracting a number of new desirable customers and in continually adjusting the part of the portfolio which did not return satisfactory earnings relative to the risk incurred.

The achievement in the retail customer segment was supported by the introduction of *Fokus Privatbank* – a service concept customised for affluent retail customers. Fokus Bank opened two new branches in the Oslo area, which is given high priority, and one branch was disposed of. The number of branches in the network totals 64.

Sweden

Core earnings before provisions declined by DKr15m to DKr212m.

Net interest income increased as a result of slightly improved interest margins and a sound growth in loans and advances. Fee income generated by the sale of capital-market related products went down as a result of low market activity.

Despite weak economic trends in the Swedish market, loans and advances increased by 14% compared with the figure for the first half of 2001 and amounted to DKr59bn at the end of June 2002. Deposits grew by 7%. Growth in volume was triggered by growth in facilities with existing customers and a net inflow of retail and business customers.

Altogether, core income rose by more than 20% compared with the core income generated in the first half of 2001.

Expenses increased as a result of an ongoing IT project that involves upgrading the Swedish customer account system to the joint account system with a view to reducing future operating and development costs.

The trend in the capital markets and the growing staff also triggered an increase in pension costs of around DKr30m in the first half of 2002.

Moreover, the opening of new branches and the resultant recruitment of new staff pushed up expenses. In the first quarter of 2002, branches were opened in Liljeholm, Stockholm, and in Västerås, bringing the total number of branches to 47.

The UK

Core earnings before provisions from UK banking activities rose by 8% to DKr375m primarily as a result of increasing fee income from existing customers and declining expenses.

The general level of business activity in the UK remains low, and thus the number of financing transactions is also declining.

The USA

Core earnings before provisions from US banking activities amounted to DKr136m in the first half of 2002 against DKr146m in the first half of 2001. This constitutes a slight increase when the effect of the dollar depreciation is eliminated.

In 2001, loans and advances in the USA concentrated on businesses trading in the principal markets of the Bank in northern Europe and on selected global financial institutions. The Bank is reducing facilities with US corporates on an ongoing basis, and since the end of 2000, it has cut such facilities by 50%.

As a result of this business policy, core income for the first half of 2002 was lower than in the first half of 2001, but the decline in expenses more than offset this fall.

Other foreign activities

The fall in core earnings from other foreign activities is attributable to the closure of the Bank's branches in Hong Kong and Singapore at the end of the first half of 2001.

Mortgage Finance

MORTGAGE FINANCE (DKr m)	First half 2002	First half 2001	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Full year 2001
Core income	1,644	1,704	823	821	981	872	813	3,557
Operating expenses and depreciation	639	645	337	302	351	321	335	1,317
Core earnings before provisions	1,005	1,059	486	519	630	551	478	2,240
Risk-weighted items (avg.)	226,834	212,350	228,897	224,748	219,606	212,223	207,947	214,147
Allocated capital (avg.)	14,744	13,803	14,878	14,609	14,274	13,794	13,517	13,920
Core earnings before provisions as % p.a. of allocated capital	13.6	15.3	13.1	14.2	17.7	16.0	14.1	16.1
Cost/core income ratio, %	38.9	37.9	40.9	36.8	35.8	36.8	41.2	37.0

Mortgage Finance encompasses Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried on through "home".

Core earnings before provisions amounted to DKr1,005m in the first half of 2002, constituting a fall of 5% compared with same period of 2001. Declining core earnings were attributable to the fall in direct return on allocated capital and the placement of liquid funds. Increased contribution income from the growing loan portfolio added to core earnings. Operating expenses equalled those incurred in 2001.

Gross mortgage lending totalled DKr143bn in the first half of 2002. Gross lending fell in the first half of 2002 as the refinancing activities triggered by falling interest rates in the autumn of 2001 stopped in January 2002 and the mortgage credit market returned to a more normal level of activity.

Realkredit Danmark's market share of gross lending increased from 33.2% in the first half of 2001 to 34.0% in the first half of 2002, whereas the market share of net new loans fell from 30.9% to 29.6%. This decline reflects a marginally increasing market share of the private market and a slightly decreasing market share of the corporate market. Net new lending is defined as gross lending less repayment of loans with or without the raising of new loans.

The loan portfolio amounted to DKr458bn at the end of the first half of 2002 against DKr448bn at the beginning of the year. The private market accounted for more than 50% of this increase.

In September 2001, Moody's assigned its highest rating, Aaa, to bonds issued by Realkredit Danmark - the same rating as that of Danish government bonds. An increasing share of bonds issued by Realkredit Danmark is held by foreign investors. At the end of the first half of 2002, foreign investors held 13% of the bonds against 11% at the beginning of the year.

Danske Markets

DANSKE MARKETS (DKr m)	First half 2002	First half 2001	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Full year 2001
Core income	957	975	565	392	392	811	419	2,178
Operating expenses and depreciation	459	505	241	218	251	276	268	1,032
Core earnings before provisions	498	470	324	174	141	535	151	1,146
Risk-weighted items (avg.)	46,888	46,849	48,463	45,295	52,321	46,846	46,972	46,227
Allocated capital (avg.)	3,048	3,045	3,150	2,944	3,401	3,045	3,053	3,135
Core earnings before provisions as % p.a. of allocated capital	32.7	30.9	41.1	23.6	16.6	70.3	19.8	36.6
Cost/core income ratio, %	48.0	51.8	42.7	55.6	64.0	34.0	64.0	47.4

Responsibility for the Group's fixed income and foreign exchange trading and short-term liquidity rests with Danske Markets. It serves the Group's largest corporate clients and institutional clients and the Group's retail banking activities from offices in Denmark, Norway, Sweden, Finland, the UK and the USA. Danske Markets also includes Danske Research, the central unit responsible for economic and financial research.

In the first half of 2002, Danske Markets generated core earnings before provisions in the amount of DKr498m against DKr470m in the first half of 2001. It was satisfying that Danske Markets was able to generate earnings at the same high level as in 2001, which saw a significant fall in international interest rates, creating a favourable business environment in the interest rate markets.

Earnings are attributable to good performance in the interest rate and foreign exchange markets. The overall uncertainty in the financial markets during the period contributed to growing customer demand for derivatives to hedge financial and commercial risk.

Despite increasing activity, Danske Markets implemented a number of measures which reduced expenses by 9%. Staff costs declined as a result of the closure of the branches in Hong Kong and Singapore, among other things.

Life and Pensions

LIFE AND PENSIONS (DKr m)	First half 2002 *)	First half 2001	Q2 2002 *)	Q1 2002 *)	Q4 2001	Q3 2001	Q2 2001	Full year 2001
Core insurance earnings	605	670	304	301	266	281	336	1,217
Funding cost, net	-101	-97	-53	-48	-37	-44	-49	-178
Core earnings	504	573	251	253	229	237	287	1,039
Allocated capital	6,218	5,575	6,231	6,206	6,032	5,931	5,710	5,780
Core earnings as % p.a. of allocated capital	16.2	20.6	16.1	16.3	15.2	16.0	20.1	18.0

*) Calculated in accordance with the new consolidation policy

Life and Pensions encompasses all the Group's activities in the life insurance and pensions market. The Life and Pensions area is run by the Danica group. Life and Pensions targets both retail and business customers. Products are marketed through a range of distribution channels within Danske Bank Group, primarily Banking Activities' outlets and Danica's team of insurance agents and pension advisers.

Core earnings for Life and Pensions matched expectations, and business in general progressed satisfactorily. However, due to the negative trend in equity markets, the profit before tax amounted to a negative DKr75m, of which DKr605m was recorded under core earnings while a negative DKr680m was recorded under earnings from investment portfolios. The negative result means that the allowances for risk will not be recorded in Danica's accounts until a future accounting period.

In the first half of 2002, the trend in premiums generated by traditional insurance business and Danica Link was very satisfying. Overall gross premiums stood at DKr6.1bn against DKr5.0bn in the same period of 2001 - an increase of 21%. Traditional insurance business recorded a continued sound growth in company pension schemes, showing an increase of almost 27% relative to the first half of 2001.

Gross premiums from Danica Link accounted for almost DKr1bn in the first half of 2002, of which DKr0.3bn constitutes schemes transferred from Danica's traditional insurance business. The sale of unit-link products in Norway was successfully launched in April 2002.

Sales of health care policies remained very satisfying, with the number of policies sold increasing by 25% since the end of 2001.

The return on investments in Danica's life insurance companies was a negative 0.8% in the first half of 2002. Given the market conditions and the chosen risk profile, the return was acceptable.

At the end of the first half of 2002, bonus reserves totalled DKr7.6bn, or 5.7% of life provisions at a computation rate of interest of 4.2%. Since the beginning of July, Danica has reduced its equity portfolio further to bring down its risk on equities. In mid-August, the equity portfolio stood at some DKr20bn, or about 15% of the total portfolio, and the bonus reserves were able to withstand a fall in equity prices of more than 30%.

Shareholders' equity amounted to DKr11.1bn at the end of the first half of 2002, including the one-off adjustment of DKr1.4bn at the beginning of 2002.

Danske Capital

DANSKE CAPITAL (DKr m)	First half 2002	First half 2001	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Full year 2001
Core income	392	455	179	213	203	216	213	874
Operating expenses and depreciation	199	214	102	97	87	83	117	384
Core earnings before provisions	193	241	77	116	116	133	96	490
Risk-weighted items (avg.)	1,035	2,169	1,035	1,035	2,662	2,236	2,552	2,310
Allocated capital (avg.)	67	141	67	67	173	145	167	150
Core earnings before provisions as % p.a. of allocated capital	573.8	341.9	457.8	689.7	268.2	366.0	230.6	326.3
Cost/core income ratio, %	50.8	47.0	57.0	45.5	42.9	38.4	54.9	43.9
Assets under management (DKr bn)	356	370	356	374	368	353	370	368

Danske Capital manages the funds of retail and institutional clients and the funds of Danica Pension, Firstnordic, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and business customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

In the first half of 2002, core earnings before provisions amounted to DKr193m, a fall of 20% compared with the figure for the first half of 2001. This fall is primarily attributable to the decline in trading income and fee income from equity-related portfolio management agreements and advisory agreements as a result of plunging equity prices. At the same time, sales of bond products, which produce a smaller earnings margin than equity sales, increased more than the sale of equity products.

Assets under management covered by contractual asset management agreements and/or advisory agreements stood at DKr356bn at the end of June 2002, of which Danske Private Equity accounted for DKr9.5bn. In the first half of 2002, Danske Private Equity recorded an increase in assets under management of DKr3.5bn.

Assets under management were also positively affected by new agreements at a total value of DKr8.3bn generated by the sale of unit trust certificates to retail and institutional clients, among other things. The market share of net sales of unit trust certificates in Denmark stood at 24% in the first half of 2002, while the market share of the total asset value at the end of June 2002 was 37%. The market share in the retail segment grew, while the market share of the sales of unit trust certificates to institutional clients was smaller in the first half of 2002 than previously. One reason for this decline was that a smaller portion of sales to institutional clients was placed in unit trusts.

Total assets under management by the Group, including the management of custody accounts and private banking by Banking Activities, amounted to DKr520bn at the end of June 2002.

Danske Securities

DANSKE SECURITIES (DKr m)	First half 2002	First half 2001	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Full year 2001
Core income	215	293	116	99	144	51	173	488
Operating expenses and depreciation	243	370	130	113	261	169	206	800
Core earnings before provisions	-28	-77	-14	-14	-117	-118	-33	-312
Risk-weighted items (avg.)	684	200	631	737	1,487	1,349	229	114
Allocated capital (avg.)	44	13	41	48	97	88	15	53
Core earnings before provisions as % p.a. of allocated capital	-	-	-	-	-	-	-	-
Cost/core income ratio, %	113.0	126.3	112.1	114.1	181.3	331.4	119.1	163.9

The investment banking arm of the Group, marketed under the name of Danske Securities, encompasses the Group's corporate finance activities and wholesale sales and trading of equities and equity-related products. The division is also responsible for equity research.

Core earnings before provisions were a negative DKr28m compared with a negative DKr77m in the first half of 2001. Expenses amounted to DKr243m against DKr370m the year before. This considerable fall is the result of the cost adjustment programme launched in 2001.

The unfavourable trends in the primary equity markets of Danske Securities continued in 2002. On the Copenhagen Stock Exchange, the volume fell by almost 40%, and the volume on the stock exchanges in both Stockholm and Oslo was down by about one fourth.

The Group's market share of equity trading on the Copenhagen Stock Exchange stood at some 22% in the first half of 2002. This means that Danske Bank remains the largest equity trader in Denmark. In Norway, the market share totalled 5%, while market shares in Sweden and Finland were smaller. The trading activities in Stockholm, which were loss-making, were wound up in the second quarter of 2002.

In the Corporate Finance business, activities picked up in spite of the weak market, and earnings were slightly above the level recorded in the first half of 2001.

In the beginning of 2001, Danske Securities introduced a programme to upgrade the quality of equity research. One result of this programme was that Danske Securities achieved solid scores in investor surveys conducted in Denmark and Sweden.

Earnings from investment portfolios

EARNINGS FROM INVESTMENT PORTFOLIOS (DKr m)	First half 2002	First half 2001	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Full year 2001
Net interest income	573	94	293	280	374	87	14	555
Dividends from shares, etc.	61	234	51	10	7	32	210	273
Fee and commission income	-18	-13	-11	-7	-7	-3	-6	-23
Net interest and fee income	616	315	333	283	374	116	218	805
Market value adjustments								
Bonds	81	69	580	-499	-331	770	-343	308
Shares	-130	12	-209	79	14	-658	-55	-632
Derivatives	370	62	10	360	115	-87	249	90
Holdings in associated undertakings	413	138	409	4	65	20	141	223
Expenses	71	64	39	32	32	28	29	124
Other operating income	103	0	103	0	0	0	-11	0
Earnings from investment portfolios, *banking business*	1,382	532	1,187	195	205	135	170	870
Earnings from investment portfolios, insurance business	-680	-	-580	-100	-	-	-	-
Total	702	532	607	95	205	133	170	870
Risk-weighted items (avg.), banking business	34,161	37,949	34,462	33,856	36,591	43,808	34,129	39,084
Allocated capital (avg.), banking business	2,220	2,467	2,240	2,201	2,378	2,848	2,218	2,540

Total earnings from investment portfolios were DKr702m in the first half of 2002.

Earnings from investment portfolios generated by the banking business amounted to DKr1,382m in the first half of 2002 against DKr532m in the first half of 2001.

Fixed income positions generated earnings in the amount of DKr800m, up by almost DKr450m compared with earnings in the first half of 2001. The improvement was ascribable primarily to lower funding rates and sharply steepening yield curves. Equities added DKr427m, of which DKr446m derived from realised profit on unlisted equities, while listed equities produced a loss of Dkr19m. Moreover, foreign exchange transactions generated a profit of DKr69m.

Danske Bank's shareholdings in the Danish Securities Centre and the Copenhagen Stock Exchange were reduced to 15% in the second quarter of 2002, generating a profit of DKr103m.

The overall price sensitivity of the Group to a one percentage point change in interest rates across the curve fell from about DKr1.7bn at the end of 2001 to about DKr1.2bn.

A general change in equity prices of 10% would cause a change in earnings from listed equities held by the banking business of some DKr200m.

Moreover, earnings from the investment portfolio of the banking business include a profit of DKr157m derived from the Group's partial hedging of the risk pertaining to its share of the investment assets of the insurance business.

The Group's share of the investment assets of the insurance business generated a negative return primarily as a result of the falling equity prices. The negative return and Danica's carrying forward of allowances for risk, which, according to the contribution principle, cannot be booked until a later period in which a higher return is achieved, triggered a loss of DKr680m in the Group's share of earnings from investment portfolios in the first half of 2002.

The insurance group reported an adjustment to its consolidation policy to the Danish Financial Supervisory Authority to take effect on July 1, 2002. This adjustment means that the investment return on equity is no longer calculated as a proportionate share of the total return on investments in Danica life companies. With effect from July 1, 2002, selected investment assets matching the shareholders' equity have been earmarked for the shareholders' equity. The return on these assets will form the basis for calculating the future investment return on equity. The assets allocated to the shareholders' equity are predominantly short-term interest bearing instruments with a lower average volatility than that of Danica's overall investment portfolio. This adjustment will contribute to the stability of the investment return on equity. At the same time, the total investment return allocated to the shareholders' equity seen over a number of years is expected to be lower than the overall return on investments of the insurance group.

Danske Bank

Outlook for 2002

The first half of 2002 saw sluggish growth in the world economy, and diving equity prices are causing concern in the business environment and among consumers. This trend has reduced the volume in the capital markets and put a damper on demand for financial services. There is still considerable uncertainty about the timing and strength of the economic recovery and its effect on the Group's principal markets in northern Europe. The Group no longer expects to see a substantial improvement in market conditions this year.

For the year as a whole, the total core income of Danske Bank Group may therefore be moderately lower than the core income generated in 2001.